Exhibit 99.2

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	As at March 31, 2010	As at December 31, 2009
ASSETS
Current Assets
Accounts receivable	$179,581	$182,342
Fair value of risk management contracts (Note 14)	52,154	14,001
Future income taxes (Note 6)	–	969
	231,735	197,312
Fair Value Of Risk Management Contracts (Note 14)	7,860	–
Other Assets (Note 2)	50,419	46,027
Property, Plant And Equipment	3,678,304	3,789,369
Goodwill	660,896	660,896
Total Assets	$4,629,214	$4,693,604

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$36,983	$11,563
Accounts payable and accrued liabilities	183,300	185,337
Distributions payable to unitholders	40,721	40,590
Fair value of risk management contracts (Note 14)	7,475	17,555
Future income taxes (Note 6)	12,583	–
Contract liabilities	1,715	1,728
Current portion of long-term debt (Note 4)	–	157,546
	282,777	414,319
Fair Value Of Risk Management Contracts (Note 14)	23,045	23,269
Contract Liabilities	7,533	7,952
Convertible Debentures (Note 3)	–	74,828
Long Term Debt (Note 4)	1,007,072	907,599
Asset Retirement Obligations (Note 5)	290,092	288,796
Future Income Taxes (Note 6)	167,133	181,640

Trust Unitholders’ Equity
Trust unitholders’ capital (Note 7)	4,930,114	4,920,945
Equity portion of convertible debentures (Note 3)	–	160
Contributed surplus (Note 7)	18,190	18,617
Deficit (Note 9)	(2,096,742)	(2,144,521)
	2,851,562	2,795,201

Subsequent Events (Note 15)
TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$4,629,214	$4,693,604

See accompanying notes to the consolidated financial statements.

FIRST QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF

INCOME (LOSS) AND DEFICIT

(Stated in thousands of dollars, except per trust unit amounts)

(unaudited)

	Three months ended March 31
	2010	2009
REVENUES
Oil and gas sales	$358,131	$322,973
Unrealized gain (loss) on commodity risk management (Note 14)	63,282	(12,616)
Processing and other income	7,185	5,400
Royalties, net of incentives	(77,913)	(39,901)
Net Revenue	350,685	275,856
EXPENSES
Operating	91,858	108,050
Transportation	3,306	2,637
Amortization of injectants for miscible floods	4,534	5,336
Interest and financing charges	18,148	21,987
General and administrative	14,219	17,437
Management fee	–	3,000
Realized foreign exchange loss (gain) (Note 10)	30	(733)
Unrealized foreign exchange (gain) loss (Note 10)	(31,757)	38,788
Depletion, depreciation and amortization	133,824	147,182
Accretion (Note 5)	5,618	6,729
Other expenses (income)	3,044	166
	242,824	350,579
Income (loss) before taxes	107,861	(74,723)
Future income tax reduction (Note 6)	(955)	(20,491)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$108,816	$(54,232)
Deficit, beginning of period	(2,144,521)	(1,941,521)
Distributions declared	(61,037)	(77,212)
DEFICIT, END OF PERIOD (Note 9)	$(2,096,742)	$(2,072,965)
Net income (loss) per trust unit (Note 12)
Basic	$0.37	$(0.21)
Diluted	$0.37	$(0.21)

See accompanying notes to the consolidated financial statements.

FIRST QUARTER RESULTS

PENGROWTH

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

	Three months ended March 31
	2010	2009
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)	$108,816	$(54,232)
Depletion, depreciation and accretion	139,442	153,911
Future income tax reduction (Note 6)	(955)	(20,491)
Contract liability amortization	(432)	(622)
Amortization of injectants	4,534	5,336
Purchase of injectants	(5,170)	(2,638)
Expenditures on remediation (Note 5)	(4,730)	(5,757)
Unrealized foreign exchange (gain) loss (Note 10)	(31,757)	38,788
Unrealized (gain) loss on commodity risk management (Note 14)	(63,282)	12,616
Trust unit based compensation (Note 8)	2,631	3,235
Other items	2,461	210
Changes in non-cash operating working capital (Note 11)	(4,822)	(35,970)
	146,736	94,386
FINANCING
Distributions paid (Note 9)	(60,906)	(112,823)
Bank indebtedness	25,420	15
Change in long term debt, net (Note 4)	(20,000)	94,000
Redemption of convertible debentures (Note 3)	(76,610)	–
Proceeds from issue of trust units	6,111	9,311
	(125,985)	(9,497)
INVESTING
Expenditures on property, plant and equipment	(63,636)	(73,060)
Other property acquisitions	(885)	(8,702)
Proceeds on property dispositions	41,062	8,103
Other investments	(2,906)	–
Change in remediation trust funds	(1,675)	(1,839)
Change in non-cash investing working capital (Note 11)	7,289	(9,391)
	(20,751)	(84,889)
CHANGE IN CASH AND TERM DEPOSITS	–	–
CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	–	–
CASH AND TERM DEPOSITS AT END OF PERIOD	$–	$–

See accompanying notes to the consolidated financial statements.

FIRST QUARTER RESULTS

PENGROWTH

NOTES TO

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust (the “Trust”) have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements included the accounts of the Trust and its subsidiary Pengrowth Corporation (the “Corporation”), collectively referred to as “Pengrowth”, and have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2009 except as noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.	OTHER ASSETS

	As at March 31, 2010	As at December 31, 2009
Remediation trust funds	$36,823	$34,837
Equity investment in Monterey Exploration Ltd.	8,596	5,039
Other investments	5,000	6,151
	$50,419	$46,027

REMEDIATION TRUST FUNDS

The Sable Offshore Energy Project (SOEP) remediation trust fund as at March 31, 2010 was $27.9 million (December 31, 2009 – $26.0 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the period ended March 31, 2010, the amount of unrealized gain related to the SOEP remediation trust fund was $0.3 million (March 31, 2009 – gain of $0.3 million), which was included in other expenses (income). As at March 31, 2010, the $8.9 million (December 31, 2009 – $8.8 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other expenses (income).

EQUITY INVESTMENT IN MONTEREY EXPLORATION LTD. (“MONTEREY”)

In an equity offering completed by Monterey in the first quarter of 2010, Pengrowth acquired 952,500 additional common shares for $4.20 per share. As of March 31, 2010, Pengrowth held approximately 9 million common shares of Monterey, which is approximately 20 percent of the outstanding common shares.

OTHER INVESTMENTS

Pengrowth sold the remaining shares it held of a public corporation in January 2010 for proceeds of $1.1 million.

3.	CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount of approximately $76.8 million, including accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility.

FIRST QUARTER RESULTS

PENGROWTH

4.	LONG TERM DEBT

	As at March 31, 2010	As at December 31, 2009
U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$152,370	$157,546
50 million at 5.47 percent due April 2013	50,668	52,417
400 million at 6.35 percent due July 2017	404,513	418,530
265 million at 6.98 percent due August 2018	267,850	277,138
	$875,401	$905,631
U.K. Pound Sterling denominated 50 million unsecured
notes at 5.46 percent due December 2015	76,671	84,514
Canadian dollar 15 million senior unsecured
notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	40,000	60,000
Total long term debt	$1,007,072	$1,065,145
Current portion of long term debt due April 2010	–	(157,546)
Non-current portion of long term debt	$1,007,072	$907,599

Pengrowth has a committed unsecured $1.2 billion syndicated extendible revolving credit facility. The facility is covenant based and matures on June 15, 2011. Pengrowth has the option to extend this facility annually subject to lender approval or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. The revolving facility was reduced by drawings of $40 million and outstanding letters of credit in the amount of $17.8 million at March 31, 2010.

Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by drawings of $35 million and outstanding letters of credit of $5.5 million at March 31, 2010. All borrowings under this facility are included in bank indebtedness on the balance sheet.

The $150 million U.S. term notes, due April 23, 2010, were presented on the consolidated balance sheet as a non-current liability at March 31, 2010, as the notes were repaid on April 23, 2010 using incremental borrowings from the revolving credit facility (see Note 15).

As of March 31, 2010, an unrealized cumulative foreign exchange gain of $108.0 million (March 31, 2009 – loss of $104.3 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of March 31, 2010, an unrealized cumulative foreign exchange gain of $37.1 million (March 31, 2009 – gain of $23.6 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

5.	ASSET RETIREMENT OBLIGATIONS (“ARO”)

	Three months ended March 31, 2010	Year Ended December 31, 2009
ARO, beginning of period	$288,796	$344,345
Increase (decrease) in liabilities during the period related to:
Acquisitions	15	365
Dispositions	(151)	(2,195)
Additions	544	3,146
Revisions (1)	–	(66,500)
Accretion expense	5,618	27,677
Liabilities settled in the period	(4,730)	(18,042)
ARO, end of period	$290,092	$288,796

(1)	A corresponding adjustment was made to the related asset.

FIRST QUARTER RESULTS

PENGROWTH

6.	INCOME TAXES

By applying the combined Canadian, Federal and Provincial statutory income tax rates, the following table reconciles the expected income tax expense (reduction) to the future income tax reduction:

	Three months ended March 31, 2010	Three months ended March 31, 2009
Income (loss) before taxes	$107,861	$(74,723)
Combined federal and provincial tax rate	28.50%	29.50%
Expected income tax expense (reduction)	30,743	(22,043)
Net income of the Trust (1)	(17,360)	(23,110)
Foreign exchange (gain) loss (2)	(5,459)	5,796
Effect of change in corporate tax rate	(10,174)	15,887
Other including stock based compensation (3)	1,295	2,979
Future income tax reduction	$(955)	$(20,491)

(1)	Relates to estimated distributions of taxable income at the trust level at March 31, 2010 of $60.9 million x 28.50% (March 31, 2009 – $78.1 million x 29.61%) where the income tax liability is currently the responsibility of the unitholder.
(2)	Reflects the 50% non-taxable portion of unrealized foreign exchange (gains) losses.
(3)	Primarily expenses that are non-deductible for tax purposes and other adjustments.

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

7.	TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

Total Trust Units:

	Three months ended March 31, 2010		Year Ended December 31, 2009
Trust Units Issued	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of period	289,834,790	$4,920,945	256,075,997	$4,588,587
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	233,203	2,781	416,043	5,741
Issued for cash on exercise of trust unit options and rights	259,962	1,625	299,684	1,918
Issued for cash under Distribution Reinvestment Plan (DRIP)	431,882	4,486	3,026,166	26,319
Issued for cash under At The Market (ATM) Plan	–	–	1,169,900	10,723
Issued for cash on equity issue	–	–	28,847,000	300,009
Trust unit rights incentive plan (non-cash exercised)	–	277	–	346
Issue costs net of tax	–	–	–	(12,698)
Balance, end of period	290,759,837	$4,930,114	289,834,790	$4,920,945

As at March 31, 2010 and December 31, 2009, 888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.

FIRST QUARTER RESULTS

PENGROWTH

CONTRIBUTED SURPLUS

	Three months ended March 31, 2010	Year Ended December 31, 2009
Balance, beginning of period	$18,617	$16,579
Trust unit rights incentive plan (non-cash expensed)	409	2,953
Deferred entitlement trust units (non-cash expensed)	2,222	5,172
Trust unit rights incentive plan (non-cash exercised)	(277)	(346)
Deferred entitlement trust units (non-cash exercised)	(2,781)	(5,741)
Balance, end of period	$18,190	$18,617

8.	TRUST UNIT BASED COMPENSATION PLANS

Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

LONG TERM INCENTIVE PROGRAM

Pengrowth recorded compensation expense of approximately $2.2 million in the three months ended March 31, 2010 (March 31, 2009 – $2.4 million) related to the DEUs based on the weighted average grant date fair value of $11.21 per DEU (March 31, 2009 – $6.11 per DEU). For the three months ended March 31, 2010, 233,203 trust units were issued (March 31, 2009 – 375,733 trust units) on redemption of vested DEUs.

Pengrowth has initiated a new long term incentive program, pending shareholder approval, which will be implemented upon conversion to a dividend paying corporation. Prior to the conversion, Pengrowth will continue to utilize the existing DEU plan. No further grants will be given under the Trust Unit Rights Incentive Plan in the foreseeable future.

	Three months ended March 31, 2010		Year Ended December 31, 2009
DEUs	Number of DEUs	Weighted average price	Number of DEUs	Weighted average price
Outstanding, beginning of period	2,291,469	$12.38	1,270,750	$19.38
Granted	646,575	$11.21	1,174,601	$6.55
Forfeited	(236,527)	$11.77	(120,637)	$12.63
Exercised	(434,670)	$19.17	(297,184)	$20.57
Deemed DRIP (1)	39,871	$12.40	263,939	$14.05
Outstanding, end of period	2,306,718	$10.84	2,291,469	$12.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

TRUST UNIT RIGHTS INCENTIVE PLAN

As at March 31, 2010, rights to purchase 4,466,495 trust units were outstanding (December 31, 2009 – 5,455,598) that expire at various dates to March 18, 2015.

	Three months ended March 31, 2010		Year Ended December 31, 2009
Trust Unit Rights	Number of rights	Weighted average price	Number of rights	Weighted average price
Outstanding, beginning of period	5,455,598	$12.23	3,292,622	$16.78
Granted (1)	30,144	$11.22	2,958,378	$6.63
Forfeited	(759,285)	$12.55	(495,718)	$12.25
Exercised	(259,962)	$6.25	(299,684)	$6.40
Outstanding, end of period	4,466,495	$12.52	5,455,598	$12.23
Exercisable, end of period	3,388,002	$14.14	3,087,494	$14.95

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

FIRST QUARTER RESULTS

PENGROWTH

Compensation expense of approximately $0.4 million associated with the trust unit rights granted in the three months ended March 31, 2010 (March 31, 2009 – $0.8 million) was based on the estimated fair value of $1.67 per trust unit right (March 31, 2009 – $1.04). The fair value of trust unit rights granted in the period was estimated at 15 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 2.8 percent, volatility of 47 percent, expected distribution yield of 19 percent per trust unit at time of issue and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

9.	DEFICIT

	As at March 31, 2010	As at December 31, 2009
Accumulated earnings	$2,264,857	$2,156,041
Accumulated distributions declared	(4,361,599)	(4,300,562)
	$(2,096,742)	$(2,144,521)

Historically, under its Royalty and Trust Indentures, Pengrowth distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

DISTRIBUTIONS PAID

Actual cash distributions paid for the three months ended March 31, 2010 were $61 million (March 31, 2009 – $113 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

10.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended March 31, 2010	Three months ended March 31, 2009
Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(30,448)	$37,455
Unrealized foreign exchange (gain) loss on translation of U.K. pound sterling denominated debt	(7,860)	1,705
	(38,308)	39,160
Unrealized loss (gain) on foreign exchange risk management contracts	6,551	(372)
Unrealized foreign exchange (gain) loss	$(31,757)	$38,788

Realized foreign exchange loss (gain)	$30	$(733)

11.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Cash provided by (used for):	Three months ended March 31, 2010	Three months ended March 31, 2009
Accounts receivable	$4,009	$8,521
Accounts payable and accrued liabilities	(8,831)	(45,352)
Due from Pengrowth Management Limited	–	861
	$(4,822)	$(35,970)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Cash provided by (used for):	Three months ended March 31, 2010	Three months ended March 31, 2009
Accounts receivable	$495	$–
Accounts payable and capital accruals	6,794	(9,391)
	$7,289	$(9,391)

FIRST QUARTER RESULTS

PENGROWTH

CASH INTEREST AND FINANCING PAYMENTS

	Three months ended March 31, 2010	Three months ended March 31, 2009
Interest and financing charges	$26,974	$32,341

12.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended March 31, 2010	Three months ended March 31, 2009
Weighted average number of trust units – basic	290,185,445	256,726,520
Dilutive effect of trust unit rights and DEUs	1,836,727	–
Weighted average number of trust units – diluted	292,022,172	256,726,520

For the three months ended March 31, 2010, 2.5 million trust units (March 31, 2009 – 7.5 million) from trust unit rights and DEUs were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive.

13.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s ability to issue trust units is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the “SIFT tax”). As of March 31, 2010 Pengrowth may issue $3.8 billion of equity in total for 2010 under the safe harbour provisions.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	March 31, 2010	December 31, 2009
Term credit facilities	$40,000	$60,000
Senior unsecured notes (1)	967,072	847,599
Working capital deficiency	51,042	217,007
Convertible debentures	–	74,828
Total debt including convertible debentures	$1,058,114	$1,199,434

(1)	Non-current portion of long term debt

14.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, power price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk

As at March 31, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	12,500	Apr 1, 2010 - Dec 31, 2010	$82.09 Cdn
WTI (1)	500	Jan 1, 2011 - Dec 31, 2011	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

FIRST QUARTER RESULTS

PENGROWTH

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu
Financial:
AECO	97,151	Apr 1, 2010 - Dec 31, 2010	$6.10 Cdn
Chicago MI (1)	5,000	Apr 1, 2010 - Dec 31, 2010	$6.78 Cdn
AECO	33,174	Jan 1, 2011 - Dec 31, 2011	$5.77 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.

The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income (loss) as follows:

Commodity Risk Management Contracts	As at March 31, 2010	As at March 31, 2009
Current portion of unrealized risk management assets	$52,154	$133,944
Non-current portion of unrealized risk management assets	7,860	18,132
Current portion of unrealized risk management liabilities	(5,766)	–
Total unrealized risk management assets at period end	$54,248	$152,076

	Three months ended March 31, 2010	Three months ended March 31, 2009
Total unrealized risk management assets at period end	$54,248	$152,076
Less: Unrealized risk management (liabilities) assets at beginning of period	(9,034)	164,692
Unrealized gain (loss) on risk management contracts for the period	$63,282	$(12,616)

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately $3.6 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at March 31, 2010 (March 31, 2009 – $8.9 million). Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately $10.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (March 31, 2009 – $6.7 million).

As of close March 31, 2010, the AECO spot price gas price was approximately $3.68 per mcf (March 31, 2009 – $3.82 per mcf), and the WTI prompt month price was U.S. $83.76 per barrel (March 31, 2009 – U.S. $49.66 per barrel).

Power Price Risk

As at March 31, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (mwh)	Remaining Term	Price per mwh
Financial:
AESO	20	Apr 1, 2010 - Dec 31, 2010	$47.66 Cdn
AESO	5	Jan 1, 2011 - Dec 31, 2011	$45.75 Cdn

The above power risk management contract is classified as held for trading and is recorded on the balance sheet at fair value.

FIRST QUARTER RESULTS

PENGROWTH

The fair value of the power risk management contract is recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the power risk management contract during the period is recognized as other expenses (income) on the statement of income (loss) as follows:

Power Risk Management Contracts	As at March 31, 2010	As at March 31, 2009
Current portion of unrealized risk management liabilities	$(403)	–
Non-current portion of unrealized risk management liabilities	(10)	–
Total unrealized risk management liabilities at period end	$(413)	$–

	Three months ended March 31, 2010	Three months ended March 31, 2009
Total unrealized risk management liabilities at period end	$(413)	$–
Less: Unrealized risk management assets (liabilities) at beginning of period	–	–
Unrealized loss on risk management contracts for the period	$(413)	$–

Power Price Sensitivity

Each Cdn $1 per mwh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts recorded in other expenses (income) on the statement of income (loss).

Foreign Exchange Risk

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts at March 31, 2010 was approximately $24.3 million.

The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income (loss) as follows:

Foreign Exchange Risk Management Contracts	As at March 31, 2010	As at March 31, 2009
Current portion of unrealized risk management liabilities	$(1,306)	$(2,750)
Non-current portion of unrealized risk management liabilities	(23,035)	(15,605)
Total unrealized risk management liabilities at period end	$(24,341)	$(18,355)

	Three months ended March 31, 2010	Three months ended March 31, 2009
Total unrealized risk management liabilities at period end	$(24,341)	$(18,355)
Less: Unrealized risk management liabilities at beginning of period	(17,790)	(18,727)
Unrealized (loss) gain on risk management contracts for the period	$(6,551)	$372

FIRST QUARTER RESULTS

PENGROWTH

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at March 31, 2010	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	580

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at March 31, 2009	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	591

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.

Interest Rate Sensitivity

As at March 31, 2010, Pengrowth has approximately $1.0 billion of long term debt (December 31, 2009 – $1.1 billion) of which $40 million (December 31, 2009 – $60 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.1 million for the three months ended March 31, 2010 (March 31, 2009 – $1.2 million).

FAIR VALUE

The following tables provide fair value measurement information for financial assets and liabilities:

			Fair Value Measurements Using:
As at March 31, 2010	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$36,823	$36,817	$36,817	$–	$–
Fair value of risk management contracts	60,014	60,014	–	60,014	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	875,401	936,143	–	936,143	–
Cdn dollar senior unsecured notes	15,000	15,195	–	15,195	–
U.K. Pound Sterling denominated unsecured notes	76,671	82,367	–	82,367	–
Fair value of risk management contracts	30,520	30,520	–	30,520	–

FIRST QUARTER RESULTS

PENGROWTH

			Fair Value Measurements Using:
As at December 31, 2009	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$–	$–
Fair value of risk management contracts	14,001	14,001	–	14,001	–
Other Assets – investment in public company	1,151	1,151	1,151	–	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	–	963,136	–
Cdn dollar senior unsecured notes	15,000	15,164	–	15,164	–
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	–	89,724	–
Convertible debentures	74,828	76,423	76,423	–	–
Fair value of risk management contracts	40,824	40,824	–	40,824	–

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at March 31, 2010, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at March 31, 2010. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at March 31, 2010	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility(1)	$40,000	$40,504	$417	$40,087	$–	$–
Cdn dollar senior unsecured notes(1)	15,000	23,327	992	992	2,977	18,366
U.S. dollar denominated senior unsecured notes (1) (2)	875,401	1,237,741	47,368	203,494	187,646	799,233
U.K. Pound Sterling denominated unsecured notes (1)	76,671	100,945	4,208	4,208	12,635	79,894
Remediation trust fund payments	–	12,500	250	250	750	11,250
Power risk management contracts	10	10	–	10	–	–
Foreign exchange risk management contracts	23,035	180	30	30	90	30

(1)    Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates
(2)    The $150 million U.S. term note was repaid on April 23, 2010 using proceeds from the revolving credit facility. The repayment of the term note has been shown in the above table as due in 1-2 years with the revolving credit facility.

As at December 31, 2009	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility(1)	$60,000	$60,892	$613	$60,279	$–	$–
Cdn dollar senior unsecured notes(1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes (1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes (1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures (1) (2)	74,828	79,599	–	79,599	–	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	–	6,517	–	–
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates

(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility. The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility

FIRST QUARTER RESULTS

PENGROWTH

15.	SUBSEQUENT EVENTS

COMMODITY RISK MANAGEMENT

Subsequent to March 31, 2010, Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl
Financial:
WTI (1)	2,000	Jan 1, 2011 - Dec 31, 2011	$92.11 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

REPAYMENT OF U.S. TERM NOTES

On April 23, 2010, Pengrowth repaid the $150 million U.S. dollar term notes with borrowings from the revolving credit facility. A $66 million foreign exchange gain has been realized since the issuance of the notes. Pengrowth anticipates refinancing the notes through an issuance of additional term notes.

FIRST QUARTER RESULTS

PENGROWTH